Consolidated Financial Statements

Response Biomedical Corp.
(Expressed in Canadian dollars)
December 31, 2003 and 2002

AUDITORS’ REPORT

To the Shareholders of
Response Biomedical Corp.

We have audited the consolidated balance sheets of Response Biomedical Corp. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
April 15, 2004.	Chartered Accountants

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2003	2002
	$	$

ASSETS
Current
Cash and cash equivalents	856	1,075
Short-term investments	2,500	—
Trade receivable [note 4]	151,558	127,228
Other receivables	11,582	26,906
Inventories [note 5]	574,280	327,997
Prepaid expenses and other	14,380	98,911
Total current assets	755,156	582,117
Capital assets [note 6]	288,162	226,483
Deferred loan costs [note 7]	138,016	53,900
Total assets	1,181,334	862,500

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Bank indebtedness [note 8]	1,401,786	1,203,416
Accounts payable and accrued liabilities	709,872	398,259
Loans payable to shareholders and directors [note 9]	180,279	—
Deferred revenue	51,208	51,208
Deferred lease inducement – current portion	7,450	—
Total current liabilities	2,350,595	1,652,883
Deferred lease inducement	8,687	—
Total liabilities	2,359,282	1,652,883
Commitments [notes 10[g] and 13]
Shareholders’ deficiency
Share capital [note 10[a]]	28,821,536	25,567,572
Contributed surplus [notes 8 and 10[c]]	900,473	350,400
Deficit	(30,899,957)	(26,708,355)
Total shareholders’ deficiency	(1,177,948)	(790,383)
Total liabilities and shareholders’ deficiency	1,181,334	862,500

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Nature of Business and Basis of Presentation]

Years ended December 31	(Expressed in Canadian dollars)

	2003	2002
	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	455,958	37,250
Product sales [note 14]	827,795	151,958
Total Revenue	1,283,753	189,208
Less: cost of sales - products and services	(742,564)	(62,779)
Gross Profit	541,189	126,429

EXPENSES
Research and development	2,169,461	2,672,351
Marketing and business development	855,502	462,928
General and administrative [note 11]	1,316,790	1,257,155
Total Expenses	4,341,753	4,392,434

OTHER (INCOME) EXPENSE
Interest expense [notes 7, 8 and 9]	407,343	446,073
Interest income	(457)	(6,066)
Miscellaneous income	—	(24,985)
Gain on settlement with creditors	—	(15,832)
Foreign exchange (gain)/loss	(15,848)	8,461
Total Other (Income)/Expenses	391,038	407,651
Loss for the year	(4,191,602)	(4,673,656)

Deficit, beginning of year	(26,708,355)	(22,034,699)
Deficit, end of year	(30,899,957)	(26,708,355)

Loss per common share - basic and diluted [note 10[f]]	($0.09)	($0.11)

Weighted average number of common shares [note 10[f]]	48,164,132	43,228,309

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Nature of Business and Basis of Presentation]

Years ended December 31	(Expressed in Canadian dollars)

	2003	2002
	$	$

OPERATING ACTIVITIES
Loss for the year	(4,191,602)	(4,673,656)
Add (deduct) items not involving cash:
Amortization of capital assets	135,816	79,200
Gain on settlement with creditors	—	(15,832)
Stock-based compensation	136,918	136,000
Amortization of deferred loan costs	329,039	443,981
Deferred lease inducement	16,137	—
Changes in non-cash working capital:
Trade receivables	(24,330)	(127,228)
Other receivables	15,324	(7,862)
Inventories	(246,283)	(327,997)
Prepaid expenses and other	84,531	(26,398)
Accounts payable and accrued liabilities	311,613	47,104
Deferred revenue	—	(37,250)
Cash used in operating activities	(3,432,837)	(4,509,938)

INVESTING ACTIVITIES
Short-term investments	(2,500)	—
Deposit on capital asset purchase	—	(16,557)
Purchase of capital assets	(197,495)	(130,059)
Cash used in investing activities	(199,995)	(146,616)

FINANCING ACTIVITIES
Proceeds from issuance of share capital,
net of share issue costs [note 10[a]]	3,253,964	3,040,509
Proceeds from bank indebtedness	198,370	1,203,416
Proceeds from loans from shareholders and directors	180,279	325,320
Cash provided by financing activities	3,632,613	4,569,245

Decrease in cash and cash equivalents during the year	(219)	(87,309)
Cash and cash equivalents, beginning of year	1,075	88,384
Cash and cash equivalents, end of year	856	1,075

Supplemental disclosure
Interest paid	78,304	42,596

See accompanying notes

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Response Biomedical Corp. (the “Company”) was incorporated on August 20, 1980 under the laws of the Province of British Columbia. The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP® (Rapid Analyte Measurement Platform). Prior to the year ended December 31, 2003, the Company was considered an enterprise in the development stage.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At December 31, 2003, the Company had a working capital deficiency of $1,595,439, had incurred significant losses and had an accumulated deficit of $30,899,957. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc., an inactive United States company with nominal assets and liabilities and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of the instruments, which is recorded at cost plus accrued interest, approximates fair market value.

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Inventories

Raw materials inventory is carried at the lower of actual cost and replacement cost determined on an average cost basis. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes materials, direct labour and applicable overhead.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Capital assets

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Office furniture and equipment	5 years
Office and lab computer equipment	3 years
Lab furniture and equipment	5 years
Computer software	2 years
Manufacturing equipment and molds	5 years
Leasehold improvements	Term of lease

Deferred loan costs

Deferred loan costs reflect the costs incurred in connection with bank indebtedness and are amortized on a straight-line basis over the terms of the respective loans and are included in interest expense.

Deferred lease inducements

Deferred lease inducements represent a rent-free period and are being amortized over the term of the lease and recorded as a reduction of rent expense.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

Sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements that are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements that are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled since January 1, 2002 for awards to non-employees and January 1, 2003 for awards to employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

3. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments to non-employees, direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets to be accounted for at fair value. The recommendations have been applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

During the fourth quarter of 2003, the Company elected to prospectively apply the fair value based method of accounting for stock-based awards to executive officers, directors and employees pursuant to its stock option plan, effective January 1, 2003. The impact of this change in accounting policy is insignificant to the first, second and third quarters [see note 10[c]]. Previously the intrinsic value method was used.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, trade receivables, other receivables, accounts payable, bank indebtedness and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers. As at December 31, 2003, four customers [2002 - one] represent 60% of the trade receivables balance [2002 - 90%].

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in US dollars. . The Company mitigates foreign exchange risk as it maintains US dollar bank accounts that are used to pay for expenses in US dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

5. INVENTORIES

	2003	2002
	$	$

Raw materials	201,467	187,355
Work in process	207,060	66,449
Finished goods	165,753	74,193
	574,280	327,997

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2003
Office furniture and equipment	26,588	23,929	2,659
Office computer equipment	51,427	44,402	7,025
Lab furniture and equipment	397,751	341,812	55,939
Lab computer equipment	44,614	40,976	3,638
Computer software	11,497	6,159	5,338
Manufacturing equipment	85,876	15,459	70,417
Manufacturing molds	149,610	64,978	84,632
Leasehold improvements	64,713	6,199	58,514
	832,076	543,914	288,162

2002
Office furniture and equipment	26,588	18,612	7,976
Office computer equipment	41,930	40,448	1,482
Lab furniture and equipment	373,575	297,063	76,512
Lab computer equipment	39,715	37,223	2,492
Computer software	6,157	6,157	—
Manufacturing equipment	24,501	4,197	20,304
Manufacturing molds	122,115	4,398	117,717
	634,581	408,098	226,483

7. DEFERRED LOAN COSTS

	2003	2002
	$	$

Deferred loan costs	1,003,188	590,033
Less: amortization	(865,172)	(536,133)
	138,016	53,900

During the year ended December 31, 2003 the Company capitalized loan costs of $413,155 [2002 - $224,599] and recorded amortization expense relating to the capitalized loan costs of $329,039 [2002 - $443,981] [see notes 8 and 9]. Amortization is recorded as interest expense.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

8. BANK INDEBTEDNESS

The Company has a revolving credit facility of up to $1,964,200 [US$1,515,000] with a Canadian chartered bank, bearing interest at the bank’s prime rate, which at December 31, 2003 was 4.5% [2002 - 4.5%]. The credit facility is guaranteed by a director and a shareholder. In consideration for providing the guarantees, the Company issued a total of 2,088,570 non-transferable share purchase warrants to the guarantors of which 166,785 expired unexercised during the year ended December 31, 2003. Of the 2,088,570 warrants, 410,426 were issued in 2002 with an original expiry date of June 30, 2003 and a further 884,602 were issued in early 2003 with an original expiry date of September 30, 2003. In June 2003, the credit facility was renewed and accordingly, in consideration for the continued guarantees the expiry dates of the warrants were extended to June 30, 2004. In addition, the credit facility was increased from US$1,165,000 to US$1,515,000 and in consideration for the additional guarantee a further 793,542 warrants with an exercise price of $0.46 per common share exercisable to June 30, 2004 were issued.

The estimated fair values of the amendments to the terms and the issuance of further share purchase warrants amounting to $413,155 in 2003 [2002 - $94,400] has been credited to contributed surplus and recorded as deferred loan costs and is being amortized over the term of the credit facility, which expires on June 30, 2004. Of this facility, $1,401,786 including a bank overdraft balance of $9,347 was utilized as at December 31, 2003 [2002 - $1,203,416].

Each share purchase warrant entitles the holder to purchase one common share of the Company as follows:

Number of
common shares
issuable	Exercise price
#	$	Date of expiry

700,621	0.45	June 30, 2004
793,542	0.46	June 30, 2004
17,196	0.55	June 30, 2004
410,426	0.75	June 30, 2004
1,921,785

Shares issued as a result of the exercise of the share purchase warrants have a hold period of four months from the date of issuance.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

In August 2001, the Company entered into a loan facility with several shareholders and directors, which was collateralized by the Company’s assets, bore interest at 8% per annum and was repayable up to August 2002. In April 2002, the Company agreed with its lenders to issue 1,993,777 common shares at a price of $0.90 per share to settle the outstanding loan balances, which totaled $1,794,400 as at April 3, 2002 [note 10[a]].

In November 2001, the Company arranged a loan facility with one of its shareholders in the amount of $796,300 [US$500,000]. All advances under the loan facility were collateralized by the Company’s assets, bore interest at 8% per annum and were repayable up to November 2002. In July 2002, the Company entered into a revolving line of credit facility with a Canadian chartered bank [note 8] and simultaneously repaid the shareholder loan.

As consideration for the August 2001 and November 2001 loans mentioned above, the Company issued a bonus to the lenders of 1,424,662 common shares over a period of time, of which 1,107,936 common shares with a fair value of $346,234 were issued in 2001 and 316,726 common shares with a fair value of $149,399 were issued in 2002. The fair value of these bonus shares were recorded as deferred loan costs and amortized over the terms of the loans.

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors, which at December 31, 2003 amounts to $180,279. The loans are without collateral, bear interest at nine percent per annum and are repayable on demand with maturity dates to June 30, 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

10.   SHARE CAPITAL

[a]    Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2001	36,704,284	20,583,264
Issued for cash:
Exercise of warrants	4,321,600	1,604,277
Exercise of stock options	308,000	119,518
Private placement, net of issue costs [i]	2,413,364	1,316,714
Bonus shares [note 9]	316,726	149,399
Issued for settlement of loans payable to
shareholders and directors [note 9]	1,993,777	1,794,400
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs [ii and iii]	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536

[i]
In March 2002, the Company closed a non-brokered private placement consisting of 2,413,364 units at a price of $0.55 per unit, for total gross proceeds of $1,327,350 before share issue costs of $10,636. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.62 to $0.63 per share through April 1, 2003. During the year ended December 31, 2003, 9,000 common share purchase warrants were exercised and the remaining balance expired unexercised.

[ii]
In June 2003, the Company closed a non-brokered private placement consisting of 1,700,000 units at a price of $0.50 per unit, for gross proceeds of $850,000, before share issue costs of $5,609. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share through June 13, 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[iii]
In December 2003, the Company closed a non-brokered private placement consisting of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445, before share issuance costs of $9,021. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.55 per share through December 29, 2004. In addition, the Company paid a finders fee through the issuance of 27,923 common shares at a price of $0.48 per share. The fee has been recorded as a share issue cost.

[b]

Stock option plan

On June 19, 1996, and subsequently amended on various dates through June 17, 2003, the shareholders approved a stock option plan to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares on the date of grant. The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the plan, the Company may grant options to purchase up to a maximum of 10,000,000 [December 31, 2002 -8,500,000] common shares of the Company at any one point in time. The plan will terminate April 19, 2006. At December 31, 2003, the Company has 3,889,650 [December 31, 2002 -2,327,700] stock options available for further issuance.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

        At December 31, 2003 the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2003			December 31, 2003
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.36	1,543,750	1.81	0.27	1,543,500	0.27
0.40 - 0.49	90,700	2.45	0.40	71,525	0.39
0.50 - 0.57	3,474,100	2.88	0.51	2,711,738	0.50
0.61 - 0.68	394,600	2.62	0.63	369,475	0.63
0.73 - 0.86	479,350	1.81	0.91	329,350	0.83
0.95 - 1.05	102,850	3.29	1.01	102,850	1.01
1.78	25,000	1.23	1.78	25,000	1.78
	6,110,350	2.51	0.49	5,153,438	0.48

The options expire at various dates from February 07, 2004 to August 05, 2008.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2001	5,054,100	0.53
Options granted	2,125,400	0.61
Options forfeited	(161,700)	0.65
Options expired	(537,500)	1.22
Options exercised	(308,000)	0.39
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.) The exercise price equaled the market price on the date of grant for all options issued during the year ended December 31, 2003.

[c]

Stock-based compensation

For the year ended December 31, 2003, the estimated fair value of stock options granted to employees resulted in compensation expense of $82,518 and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $54,400 [2002 -$136,000], with a corresponding credit to contributed surplus.

The fair value of stock options granted during the year ended December 31, 2003 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 0.0%; expected volatility 99%; risk-free interest rate 3.14%; and expected life of 1.65 years [2002 - dividend yield 0.0%; expected volatility 132%; risk-free interest rate 3.36%; and expected life of 1.98 years]. The weighted average fair value of the options granted for the year ended December 31, 2003 was $0.21 per option [2002 - $0.48]. The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

	2003	2002
	$	$

Loss for the year, as reported	(4,191,602)	(4,673,656)
Compensation expense	(393,392)	(277,000)
Pro forma loss for the year	(4,584,994)	(4,950,656)
Pro forma loss per share - basic and diluted	(0.10)	(0.11)

[d]

Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow to be released based on the Company’s cumulative cash flow as defined in the escrow agreement. Any shares not released by December 31, 2005 are cancelable.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

[e]	Common share purchase warrants At December 31, 2003, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Date of expiry

750,000	0.50	April 29, 2004
100,000	0.50	June 13, 2004
700,621*	0.45	June 30, 2004
793,542*	0.46	June 30, 2004
17,196*	0.55	June 30, 2004
410,426*	0.75	June 30, 2004
123,250	0.55	October 31, 2004
1,048,447	0.55	November 20, 2004
853,240	0.55	December 29, 2004
4,796,722	0.53

* Common share purchase warrants discussed in note 8.

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	common shares	price
	issuable	$

Balance, December 31, 2001	9,713,850	0.76
Warrants issued	1,617,108	0.65
Warrants expired	(4,305,500)	1.23
Warrants exercised	(4,321,600)	0.37
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[f]   Loss per common share

	2003	2002
	$	$

Numerator
Loss for the year	(4,191,602)	(4,673,656)

Denominator
Weighted average number of common shares outstanding	48,989,132	44,053,309
Less: escrowed shares [note 10[d]]	(825,000)	(825,000)
Weighted average number of common shares outstanding	48,164,132	43,228,309

Loss per common share - basic and diluted	(0.09)	(0.11)

[g]

Other

Pursuant to a 1998 equity financing agreement, the Company is required to grant options to an investor to acquire 200,000 common shares exercisable at the lowest price allowable under the policies of the Toronto Stock Exchange, upon the Company’s shares being listed on the Toronto Stock Exchange. The commitment expires on January 6, 2005.

11. RELATED PARTY TRANSACTIONS

In addition to the transactions described in notes 8 and 9, the following payments were made to a consultant or directors or companies related to or under their control:

	2003	2002
	$	$

General and administrative
Investor relations	—	7,300

These transactions have been recorded at their exchange amounts, established and agreed between the parties.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

12. INCOME TAXES

At December 31, 2003 the Company had approximately $13,786,000 of non-capital loss carryforwards and approximately $2,122,000 of federal investment tax credits available to reduce taxable income for future years. These losses expire as follows:

	Federal investment	Non-capital loss
	tax credits	carryforwards
	$	$

2004	—	972,000
2005	—	1,016,000
2006	149,000	2,058,000
2007	111,000	3,164,000
2008	153,000	2,157,000
2009	227,000	2,339,000
2010	430,000	2,080,000
2011	384,000	—
2012	388,000	—
2013	280,000	—
	2,122,000	13,786,000

In addition, the Company has approximately $826,000 of provincial investment tax credits that expire between the years 2010 and 2013.

Significant components of the Company’s future tax assets as of December 31 are shown below.

	2003	2002
	$	$

Future tax assets:
Book amortization in excess of tax capital cost allowance	484,000	399,000
Net operating loss carryforwards	4,910,000	4,570,000
Research and development deductions and credits	5,158,000	4,313,000
Share issue costs	60,000	110,000
Unearned revenue	18,000	18,000
Total future tax assets	10,630,000	9,410,000
Valuation allowance	(10,630,000)	(9,410,000)
Net future tax assets	—	—

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” criterion. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2003 and 2002.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 37.62% [2002 - 39.62%] statutory tax rate, at December 31 is:

	2003	2002
	$	$

Income taxes at statutory rates	(1,577,000)	(1,856,000)
Expenses not deductible for tax	175,000	230,000
Expenses capitalized for tax purposes	681,000	762,000
Losses not recognized for tax purposes	784,000	927,000
Other	(63,000)	(63,000)
	—	—

13.	COMMITMENTS

[a]

Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

13.	COMMITMENTS (cont’d.)

[b]	Lease agreements

[i]
The Company leases its office and research facilities under operating lease agreements that are expected to expire in February 2006. At December 31, 2003, future minimum lease payments are approximately as follows:

$

2004	216,000
2005	216,000
2006	36,000
468,000

Rent expense for the year ended December 31, 2003 was $229,170 [2002 - $247,000].

[ii] The Company leases certain office equipment under operating lease agreements that expire on various dates to September 2006.

14.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. Company’s revenues are generated from sales in Canada, US, Europe, Asia and the Middle East. Expenses are primarily incurred in Canada and the US.

For the year ended December 31, 2003, the Company’s contract service fees and revenues from collaborative research arrangements were generated from five customers for a total of $455,958 [2002 - one customer for a total of 37,250].

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d.)

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2003	2002
	$	$

Canada	40,484	—
United States	415,474	—
Asia	—	37,250
Total	455,958	37,250

Product sales by customer location were as follows:

	2003	2002
	$	$

Canada	96,087	106,407
United States	455,414	7,404
Europe	88,040	26,818
Asia	137,738	—
Middle East	32,646	—
Other	17,870	11,329
Total	827,795	151,958

Product sales by type of product are as follows:
	2003	2002
	$	$

Environmental products	567,872	113,811
Clinical products	170,781	38,147
Vector products (West Nile Virus)	89,142	—
Total	827,795	151,958

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002	(Expressed in Canadian dollars)

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the consolidated financial statements previously presented to conform to the presentation adopted in the current year.